Exhibit 99.1

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (the “Agreement”) is made as of November 17, 2023 (the “Termination Date”).

BETWEEN:

SNDL INC., a corporation existing under the laws of the Province of Alberta (“SNDL”)

- and -

NOVA CANNABIS INC., a corporation existing under the laws of the Province of Alberta (“Nova”, and together with SNDL, the “Parties” and each is a “Party”)

WHEREAS the Parties are parties to an implementation agreement dated as of December 20, 2022, as amended on April 3, 2023, June 16, 2023, June 30, 2023, July 25, 2023, August 23, 2023, September 28, 2023, and October 29, 2023 (the “Implementation Agreement”);

AND WHEREAS the Implementation Agreement may be terminated by mutual written agreement of the Parties in accordance with Section 7.2(1)(a) thereof;

AND WHEREAS in consideration of the covenants and undertakings contained herein, and subject to and on the terms and conditions set forth herein, the Parties desire to terminate the Implementation Agreement as of the Termination Date and to abandon the transactions contemplated therein;

AND WHEREAS the Parties wish to confirm and settle the terms on which the Implementation Agreement shall be mutually terminated in order to avoid any disputes or misunderstandings in relation thereto;

NOW THEREFORE, in consideration of the agreements and covenants contained herein, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms.

All capitalized terms used in this Agreement that are not defined herein have the meanings ascribed to such terms in the Implementation Agreement. For purposes of this Agreement:

“Claims” means all actions, demands, manner of actions, causes of action, suits, bonds, warranties, contracts, losses, injuries, undertakings, proceedings (in each case, actual or contingent and whether or not previously asserted), executions, judgments, duties, debts, accounts, contracts and covenants (whether express or implied), claims, demands and rights whatsoever for losses, injuries, liabilities, damages, indemnity, costs, expenses, interest or prejudice of every nature and kind whether in law or in equity, whether actual, pending or potential, whether known or unknown (for greater certainty including all claims in tort, contract, law or otherwise);

“Confidential Information” means non-public, confidential, personal or proprietary information concerning a Party and its affiliates and its and their respective businesses and affairs that is or has been disclosed by one Party (a “Disclosing Party”) to another Party who is not an affiliate thereof (the “Recipient”), regardless of the manner in which it is furnished (whether oral or in writing or in any other form or media) or obtained, in connection with the transactions contemplated by the Implementation Agreement and/or this Agreement, including the fact of a relationship between the Parties, the existence of, the terms and conditions of, the status of the transaction contemplated by, or any other facts pertaining to the Implementation Agreement and/or this Agreement, any information about identifiable individuals or any other information relating to a Party and its affiliates, customers, suppliers, partners, investors, employees and consultants, but in each case does not include information that the Recipient can demonstrate: (i) is or has become generally available to the public other than as a result of disclosure by the Recipient or its affiliates or their respective Related Persons; (ii) is received by the Recipient or its affiliates or their respective Related Persons from an independent third party that obtained it lawfully and was under no duty of confidentiality; (iii) was in its possession or the possession of its affiliates or their respective Related Persons prior to the disclosure of such information by the Disclosing Party; or (iv) was independently developed by the Recipient or its affiliates or their respective Related Persons without the use of or reference to any Confidential Information;

“Excluded Claims” means any Claims arising under this Agreement and/or the provisions of the Implementation Agreement that are expressly stated to survive the termination of the Implementation Agreement;

“Related Persons” means, with respect to a Party, any affiliate (as defined in the Implementation Agreement) or related party (within the meaning of MI 61-101) thereof and each of their respective present and former shareholders, officers, directors, employees, auditors, advisors (including financial advisors), legal counsel, agents, consultants, and other representatives; and

“Released Claims” means any and all Claims which any Party has now, or may have in the future, against the other Party or any of such other Party’s Related Persons, whether known or unknown relating to, or arising out of, the Implementation Agreement, the Transactions (including, for greater certainty, any Claim, current or future, for any payment, for expense reimbursement or otherwise, by a Party to the other Party under the Implementation Agreement). For greater certainty, “SNDL Released Claims” means any and all Released Claims which Nova has now or may have in the future against any SNDL Released Person (as defined below), relating to or arising out of any cause, matter or thing whatsoever existing up to and including the date hereof, other than Excluded Claims; and “Nova Released Claims” means any and all Released Claims which SNDL has now or may have in the future against any Nova Released Person (as defined below), relating to or arising out of any cause, matter or thing whatsoever existing up to and including the date hereof, other than Excluded Claims.

Article 2
TERMINATION

2.1	Termination of the Implementation Agreement.

The Parties hereby fully and finally terminate the Implementation Agreement and any and all rights, duties or obligations arising thereunder or in connection therewith effective as of the Termination Date in accordance with Section 7.2(1)(a) of the Implementation Agreement.

2.2	Effect of Termination.

The Implementation Agreement is hereby void and of no further force or effect, without liability of either Party (or any Related Person of such Party) to any other Party.

2.3	Expenses.

Each Party agrees that all out-of-pocket expenses of the Parties relating to the Implementation Agreement or the transactions contemplated thereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party that incurred such expenses.

Article 3
RELEASE

3.1	No Responsibility.

This Agreement should not in any way be interpreted as an admission of responsibility of whatever nature it may be on the part of any Party hereto, and is entered into with the sole and unique objective of confirming the termination of the Implementation Agreement and settling the terms thereof on fair and agreed terms without any disputes or misunderstandings.

3.2	SNDL Released Persons.

Nova, on behalf of itself and its Related Persons, irrevocably and unconditionally releases and discharges SNDL and SNDL’s Related Persons (collectively, the “SNDL Released Persons”) from any and all Released Claims, except for Excluded Claims. Nova agrees and undertakes not to: (a) encourage, facilitate or instigate any SNDL Released Claims by other Persons against SNDL and SNDL’s Related Persons in connection with the SNDL Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the SNDL Released Persons in connection with the SNDL Released Claims. Nova agrees to fully indemnify and save harmless each of the SNDL Released Persons from and against any losses, liabilities, claims, damages, costs and expenses suffered or incurred by any of the SNDL Released Persons as a result of Nova making or bringing any SNDL Released Claim against any other Person, whether by reason of such other person or entity claiming contribution or indemnity from any of the SNDL Released Persons in respect of such a SNDL Released Claim.

3.3	Nova Released Persons.

SNDL, on behalf of itself and its Related Persons, irrevocably and unconditionally releases and discharges Nova and Nova’s Related Persons (collectively, the “Nova Released Persons”) from any and all Released Claims, except for Excluded Claims. SNDL agrees and undertakes not to: (a) encourage, facilitate or instigate any Nova Released Claims by other Persons against Nova and Nova’s Related Persons in connection with the Nova Released Claims; or (b) institute or continue any proceedings by way of action, arbitration or otherwise against any Person who or which might be entitled to claim contribution, indemnity, damages or other relief over or against any of the Nova Released Persons in connection with the Nova Released Claims. SNDL agrees to fully indemnify and save harmless each of the Nova Released Persons from and against any losses, liabilities, claims, damages, costs and expenses suffered or incurred by any of the Nova Released Persons as a result of SNDL making or bringing any Nova Released Claim against any other Person, whether by reason of such other person or entity claiming contribution or indemnity from any of the Nova Released Persons in respect of such a Nova Released Claim.

3.4	No Assignment.

Each of SNDL and Nova, on behalf of itself and its Related Persons, represents, warrants and covenants that it has not assigned and will not assign to any other person or entity any of the Released Claims.

Article 4
COMMUNICATIONS AND CONFIDENTIALITY

4.1	Public Announcement of Termination of the Implementation Agreement.

As promptly as possible following execution of this Agreement, each Party will issue a joint press release with respect to the termination of the Implementation Agreement and the entering into of this Agreement, in form and substance reasonably satisfactory to both Parties. A copy of this Agreement and a material change report relating thereto will be filed by each Party on SEDAR and by SNDL on EDGAR following the issuance of such press release by such Party.

4.2	Other Public Communications.

Except as required by applicable Law and as set forth in Section 4.1 or this Section 4.2, neither Party shall issue any press release or make any other public statement or disclosure with respect to this Agreement, the Implementation Agreement, the transactions contemplated in or terminated by the Implementation Agreement or hereby or the termination of the Implementation Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, in the opinion of outside legal counsel, is required to make disclosure by applicable Law, shall use its best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on such disclosure (other than with respect to confidential information contained in such disclosure) and if such prior notice is not permitted by applicable Law, shall give such notice immediately following the making of such disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel. For the avoidance of doubt, subject to Section 4.3, none of the foregoing shall prevent a Party from making:

(a)	Internal announcements to employees and having discussions with shareholders, financial analysts and other stakeholders, to the extent not inconsistent with the press release agreed to by the Parties pursuant to Section 4.1; or
(b)	public announcements that are not inconsistent with the press release agreed to by the Parties pursuant to Section 4.1.
4.3	Non-Disparagement.

Each Party irrevocably undertakes, for an indefinite period of time, not to make any disparaging, critical or defamatory statements, written or oral, or cause or encourage others to make any such statements, concerning the other Party, its affiliates, and their respective officers, directors, employees, agents and other representatives, both current and former, in connection with this Agreement, the Implementation Agreement or the transactions contemplated in the Implementation Agreement and terminated by this Agreement.

4.4	Confidentiality.
(a)	Without the prior written consent of the other Party, each Party shall treat all Confidential Information as confidential and secret and may not disclose the Confidential Information or use it for any purpose that is unrelated to the matters contemplated by the Implementation Agreement or any other agreements or instruments to be executed and delivered pursuant to the terms thereof; provided that consent is not required for disclosure to: (i) a Related Person of a Party, an affiliate of a Party or a Related Person of an affiliate of a Party, as long as such Person is required to treat the Confidential Information as confidential on terms no less onerous than those contained herein or is otherwise subject to statutory professional confidentiality obligations or similar legal concepts under applicable laws and is required to treat the Confidential Information as confidential (each such Person, a “Permitted Disclosee”); (ii) any Governmental Entity having jurisdiction over a Party to the extent required by applicable law; and (iii) any Person to the extent required by applicable law.

(b)	If a Party is requested pursuant to, or required by, applicable law to disclose any Confidential Information, such disclosing Party may make such disclosure but must first provide the other Party whose Confidential Information may be disclosed with prompt written notice of such request or requirement, unless notice is prohibited by applicable law, in order to enable the other Party to seek an appropriate protective order or other remedy or to waive compliance with the terms of this Agreement or both. The disclosing Party will not oppose any action by the other Party to seek such a protective order or other remedy. If, failing the obtaining of a protective order or other remedy by the other Party, such disclosure is required, the disclosing Party will use reasonable commercial efforts to minimize the extent of any disclosure and to ensure that the disclosure will be afforded confidential treatment.
(c)	Each Party shall take, and shall cause its Permitted Disclosees to take, all necessary precautions to ensure the security of each other Party’s Confidential Information and shall comply with, and shall cause its Permitted Disclosees to comply with, such other Party’s reasonable directions in relation to its Confidential Information. A Party that discloses Confidential Information of another Party to a Permitted Disclosee shall be fully responsible and liable if and to the extent any such Permitted Disclosee makes any unauthorized disclosure in breach of this Agreement.
(d)	Each Party acknowledges and confirms that the actual or threatened breach of a Party’s obligations of confidentiality set out herein shall cause the non-breaching Party immediate and irreparable harm and such non-breaching Party may be entitled to seek immediate injunctive relief restraining the breaching Party from such breach or threatened breach, in addition to any other remedies available to it in law or equity.
(e)	Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that: (i) nothing in this Agreement shall be construed as altering the terms of any confidentiality obligations of any Party in any other agreement; and (ii) in the event of conflict between the terms of this Section and any confidentiality obligations of any Party stated elsewhere (including, without limitation, the documents executed in connection herewith), the more restrictive of such terms shall govern.

Article 5
MISCELLANEOUS

5.1	Governing Law.
(a)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
(b)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.2	Benefit of this Agreement.

Except as expressly permitted by the terms of this Agreement, neither this Agreement nor any of the rights, interests or obligations of any Party under this Agreement may be assigned by a Party without the prior written consent of the other Party.

5.3	Further Assurances.

The Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.4	Entire Agreement.

This Agreement, together with the Implementation Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

5.5	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.6	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Termination Agreement on the date first written above.

SNDL INC.

By:	/s/ Zachary George
Name: Zachary George
Title: Chief Executive Officer

NOVA CANNABIS INC.

By:	/s/ Anne Fitzgerald
Name: Anne Fitzgerald
Title: Director

[Signature page to Termination Agreement]